FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March, 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release dated March 10, 2003, announcing impending changes in Registrant’s top executive positions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: March 11, 2003

Mar 10, 2003

Following the Successful Completion of its Restructuring Process, Gilat Announces Impending Changes in Top Executive Positions Shlomo Rodav expected to be new Chairman and former Cellcom executive Oren Most expected to be appointed new President and CEO at meeting of new Board of Directors in April

Petah Tikva, Israel, March 10, 2003 — Gilat Satellite Networks Ltd. (NASDAQ:GILTF), a worldwide leader in satellite networking technology, today announced the resignations of the company’s Chairman and CEO Yoel Gat and President Amiram Levinberg, both co-founders of the company effective upon the meeting of the new Board of Directors expected in April. The voluntary resignations open the way for the appointment of a new Chairman and President and CEO at the upcoming meeting of the new Board of Directors in April where it is expected that Shlomo Rodav will become Chairman of the company and Oren Most will be appointed the new President and CEO.

Both Rodav and Most join Gilat with a wealth of financial, business and managerial experience and are well positioned to carry the company forward into a new era of growth. Shlomo Rodav, who is expected to assume the position of Chairman of Gilat, is the successful owner and manager of numerous companies in the high-tech, infrastructure, environment, food and holdings areas.

Oren Most, who is expected to be appointed Gilat’s President and CEO, joins the company from Cellcom (Israel), the county’s largest and most successful cellular phone company, where he was one of the company’s founders and served as Deputy CEO and Head of the Customers Division.

Prior to his work at Cellcom, Most led two successful corporate turnarounds, as CEO of Keter, one of Israel’s largest book publishing and printing companies, and as Managing Director of Gibor-Sabrina’s Pantyhose Division. Oren Most’s experience also includes management positions in banking and venture capital in the United States. Most, 52, received his MBA degree from New York University in 1981.

The impending change in the company’s top executive positions coincides with the successful conclusion of Gilat’s restructuring plan that was authorized by the courts last Thursday. Both Gat and Levinberg, who are committed to helping the new Chairman and President and CEO make the transition with the existing Gilat professional management team, will continue in their present positions until the new Board is elected in April.

Yoel Gat, outgoing Chairman and CEO said, “After bringing the company’s restructuring plan to a successful conclusion, following which Gilat’s viability is no longer in question, I felt that stepping aside was the right thing to do. After sixteen great years that we have dedicated to Gilat, it was time to give a new management team the opportunity to take the Company forward to the next level.”

Amiram Levinberg, outgoing President said, “As the new shareholders are expected to prefer the nominated CEO to come from outside the Company, I think it is the right time to take a new course in my personal career. We leave behind a very strong and professionally experienced management team at Gilat that has been serving the Company for many years, which will ensure, with our help, a smooth transition for the incoming Chairman and President and CEO. Both Yoel and myself agreed to remain as Directors on the new Board and will continue to provide any assistance we can for the success of Gilat, which will always remain dear to our hearts.”

“In my view,” said Oren Most, Gilat’s expected incoming President and CEO, “Gilat represents some of Israel’s finest technological development capabilities and international marketing achievements. I am thankful to the Company’s new shareholders for the opportunity to lead Gilat’s excellent and professional team in tackling the turnaround challenge.”

Gilat expects to be in a position to hold a shareholder’s meeting in April at which time the new Board will be elected. The Board will then meet and is expected to appoint the new Chairman and President and CEO. Proxy statements for the meeting will be sent out in mid-March.

The following individuals are presently expected to be proposed at the Company’s upcoming Shareholders’ meeting to serve on the new Board:

Gideon Chitayat, Yoel Gat, Linda Harnevo, Amiram Levinberg, David Milgrom, Shlomo Rodav, Meir Shamir, Doron Steiger, Shally Tshuva.

The definitive slate will be the one contained in the Company’s proxy statement. Further information regarding these individuals will be set forth in the Company’s proxy statement.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.co